                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                               ----------------

                                 SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                OneWave, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  68272R-10-8
--------------------------------------------------------------------------------
                                (CUSIP Number)



                                  ----------
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-----------------------                                  ---------------------
  CUSIP NO. 68272R-10-8                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Klaus P. Besier


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,026,667

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,026,667

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,026,667

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages
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-----------------------                                  ---------------------
 CUSIP NO. 68272R-10-8                  13G                Page 3 of 5 Pages
-----------------------                                  ---------------------


Item 1(a).   Name of Issuer:

             OneWave, Inc.
             -----------------------------------------------------------------

Item 1(b).   Address of Issuer's Principal Executive Offices:

             One Arsenal Marketplace, Watertown, MA 02172
             -----------------------------------------------------------------

Item 2(a).   Name of Person Filing:

             Klaus P. Besier
             -----------------------------------------------------------------

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             One Arsenal Marketplace, Watertown, MA 02172
             -----------------------------------------------------------------

Item 2(c).   Citizenship:

             Germany
             -----------------------------------------------------------------

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.001 per share
             -----------------------------------------------------------------

Item 2(e)    CUSIP Number:

             68272R-10-8
             -----------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Not applicable

Item 4. Ownership.

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of the date and identify those shares which there is a right to acquire.
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------------------------                                ------------------------
 CUSIP No. 68272R-10-8                13G                Page 4 of 5 pages
------------------------                                ------------------------

     (a)    Amount beneficially owned:

            1,026,667
            -----------------------------------------------------------------

     (b)    Percent of class:

               6.9%
            ----------------------------------------------------------------

     (c)    Number of shares as to which such person has:

     (i)    Sole power to vote or to direct the vote 1,026,667
                                                    -------------------------

     (ii)   Shared power to vote or to direct the vote  0
                                                      -----------------------

     (iii)  Sole power to dispose or to direct the disposition of 1,026,667
                                                                 ------------

     (iv)   Shared power to dispose or to direct the disposition of  0
                                                                   -----------

Item 5. Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
            Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8. Identification and Classification of Members of the Group.

            Not applicable.

Item 9. Notice of Dissolution of Group.

            Not applicable.

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 CUSIP No. 68272R-10-8                 13G                  Page 5 of 5 Pages
-----------------------                                    ---------------------


Item 10.   Certification.

           Not applicable.




                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 11, 1997
                                                  ----


                                          /s/ Klaus P. Besier
                                          ---------------------------------
                                          Klaus P. Besier